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www.goldengoliath.com

Drilling started at Golden Goliath’s Las Bolas –Los Hilos Project

Vancouver, Canada, July 21, 2010 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) For immediate release

Golden Goliath Resources Ltd. is pleased to announce that the diamond drill program on its Las Bolas - Los Hilos project has started. The drill started turning on July 13th and the second drill hole is currently underway.  Assays will be released in a timely manner once they are received.  The Company has signed a minimum 4,000 m drill contract with all 4,000m allocated for surface drill targets, including, Filo de Oro, Los Hilos, Las Bolas-Gambusino, Frijolar, Corazon and Providencia.  Underground diamond drilling is currently planned to follow the surface drilling with a separate contract. The drilling program has been designed to accomplish several objectives; to significantly increase the existing inferred resource, to substantiate the previously estimated potential target of the 12 known vein systems in the western portion of the property, to start to define a resource in and around the high grade Los Hilos workings and evaluate at depth the rapidly developing open pit potential of the Filo de Oro trend.

Based on the Company's work, Filo de Oro has two components. A large surface zone from 200 to 440 metres in width and approximately 230 metres thick, overlies near-vertical high-grade-vein feeder zones that are beneath and cut through the surface zone. The roughly north-south Filo de Oro trend is a topographic high located at the east end of the east-west Las Bolas, Frijolar and Corazon trends. These three east west trends host the other 12 known vein systems on the Las Bolas property and the main Las Bolas Mine workings which were the focus of the NI 43-101 report completed last fall.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

FOR MORE INFORMATION CONTACT:
Golden Goliath Resources Ltd.
J. Paul Sorbara, M.Sc., P.Geo
President & CEO
Phone: +1(604)-682-2950
Email: jps@goldengoliath.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.